Filed by Banco Bilbao Vizcaya Argentaria, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Banco de Sabadell, S.A.

Commission File No.: 333-281111

Carlos Torres Vila: “We see no competition issues in the transaction with Banco Sabadell”

BBVA Chair Carlos Torres Vila spoke on Tuesday at a conference hosted by the business confederation Cecot, where he shared with Catalan business owners his vision of the global context and the role played by companies in economic growth and job creation. In his speech, he underscored BBVA’s commitment to SMEs, a business in which it wants to continue to grow with the integration of Banco Sabadell. Regarding competition, he pointed out that the decision rests with the Spanish Competition Commission (CNMC), for which BBVA has the utmost respect. “The transaction at no time exceeds the market share thresholds established in the competition analysis. Moreover, if we compare it with previous transactions, many of them are of similar size, so, applying the same methodology, we expect it to be approved with similar parameters,” he added. Therefore, in the opinion of Carlos Torres Vila, “We do not see any competition issues in the transaction with Banco Sabadell.”

“The banking market today in Spain and Catalonia is fiercely competitive,” he said, “even more so than a few years ago,” due to the entry of new competitors, such as neobanks, which do not need a physical presence to operate.

Carlos Torres Vila indicated that “the timeline is proceeding to plan.” First, the bank received the support of BBVA’s shareholders, with 96 percent voting in favor of the capital increase. This was followed by the approval of the U.K.’s Prudential Regulatory Authority and the European Central Bank. Moving forward, three milestones remain: authorization from both the Spanish competition and the securities market supervisor (CNMC and the CNMV), and “most importantly of all, the decision of each Banco Sabadell shareholder, who are the owners of the bank, on what they want to do with their shares.”

He also confirmed that the transaction is a commitment to regions such as Catalonia and the Valencian Community, where Banco Sabadell has a major presence. The Catalan economy, according to forecasts by BBVA Research, could grow by 2.6 percent in 2024, above the Spanish average, and by 2.1 percent in 2025, which would allow 192,000 new jobs to be created in the two-year period. If this scenario comes to pass, Catalonia will be the Spanish region that creates the most jobs in this period. Moreover, the unemployment rate will fall to 8.3 percent on average in 2025.

The BBVA Chair also emphasized that “our objective is to grow, especially in the SME segment, where we have been growing our market share considerably, especially in Catalonia.”

Carlos Torres Vila stated during the meeting that Catalan companies are experiencing an excellent moment. Many of them are a benchmark for innovation and entrepreneurship. “We have a strong commitment to Catalan companies and we want to contribute to their development,” said the BBVA Chair. After the combination, “They will enjoy better service from a better bank. Far from restricting lending, we intend to do the opposite. We will be able to finance the economy with an additional €5 billion a year,” he added.

BBVA has placed more than €60 billion in new financing at the disposal of Catalan companies and SMEs over the past three years. In addition, more than 94,000 SMEs and self-employed individuals in Spain have chosen BBVA as their new bank as of last August, of which almost 25 percent come from

Catalonia (close to 22,000). This means that one out of every four SMEs that become new BBVA customers is Catalan.

The BBVA Chair also reaffirmed BBVA’s strong commitment to Catalonia, where it has a clear vision of growth. “Catalonia will gain a far stronger bank,” he concluded. “It is a winning future project.”

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, Banco Bilbao Vizcaya Argentaria, S.A. has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction, including the anticipated timing of the transaction and statements regarding the consequences of the transaction. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by BBVA and its management, are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For example, the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transaction (including the required authorization or no-opposition by the Spanish National Securities Market Commission, the European Central Bank and certain anti-trust and regulatory authorities), that could reduce anticipated benefits of the transaction or cause BBVA to not be able to complete the transaction, risks related to disruption of management time from ongoing business operations, the risk that matters relating to the transaction could have adverse effects on the market price of the shares of BBVA, the risk that the transaction could have an adverse effect on the ability of BBVA or Banco Sabadell to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in a combined company (if applicable) not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or that it takes longer than expected to achieve those synergies, and other factors. All such factors are difficult to predict and are beyond BBVA’s control, including those detailed in BBVA’s annual reports on Form 20-F and current reports on Form 6-K that are available on the SEC’s website at http://www.sec.gov. BBVA undertakes no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.